Exhibit 5

November 3, 2021

The Board of Directors

R.R. Donnelley & Sons Company

35 West Wacker Drive

Chicago, Illinois 60601

To the Board of Directors:

On October 12, 2021, Chatham Asset Management, LLC (together with its affiliates, “we” or “Chatham”), the largest stockholder and debtholder of R.R. Donnelley & Sons Company (“RRD” or the “Company”), submitted a non-binding proposal to acquire all of the common stock of RRD not already owned by Chatham at a price equal to $7.50 per share (the “Original Offer”). Our Original Offer not only included a highly confident letter from Jefferies Group LLC supporting our ability to finance the transaction, but also contemplated a plan to equitize and/or subordinate our debt position which would significantly deleverage the Company.

Since we submitted our Original Offer, we have expended significant time and resources trying to execute a non-disclosure agreement to begin discussions with the Company regarding our offer. We also have increased our ownership of the Company’s outstanding debt, to an aggregate of approximately $654.4 million, as further evidence of our commitment to achieving a successful and value-maximizing transaction.

Despite these efforts, the Board refused to engage with us. We now have learned, through a leaked story to the Wall Street Journal, that RRD is prepared to announce a definitive agreement with Atlas Holdings (“Atlas”) later this morning, whereby Atlas will acquire RRD’s outstanding stock for $8.50 per share. The Board’s decision to sign a definitive agreement with Atlas, that may include a substantial break-up fee, without any conversation with us regarding our Original Offer raises major concerns. We question how the Board could have undertaken a credible and fulsome strategic review process without any discussion or evaluation of our offer.

While we remain deeply troubled by the Board’s conduct to date, we remain committed to acquiring RRD and are prepared to increase our offer to $9.00 to $9.50 per share in cash if we can immediately execute a confidentiality agreement, conduct appropriate due diligence, and commence good faith negotiations with the Company.

We urge the Board to fulfill its fiduciary obligations and immediately reengage with us so that RRD stockholders can receive superior value for their shares. Short of that, we must reserve all rights to protect our investment.

Sincerely,

/s/ Anthony Melchiorre

Anthony Melchiorre

Managing Member